Exhibit 11

EARNINGS PER SHARE

Net income for the year ended December 31, 2004	$20,252,000
Weighted average common shares outstanding	15,868,4291
Assumed incremental common shares issued upon exercise of stock options	216,128
Weighted average common shares for diluted earnings per share	16,084,557
Earnings per common share - basic	$1.28
Earnings per common share - diluted	$1.26